

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE ANNOUNCES SETTLEMENT OF HOLDBACK DISPUTE FROM APICORE SALE

WINNIPEG, CANADA – (December 5, 2019) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, today announced that it has reached a settlement agreement with the purchaser of Medicure's interests in Apicore with respect to the amounts heldback under the Apicore sale agreement. A settlement agreement was reached under which Medicure will receive a net payment of US$5.1 million in relation to the holdback.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG™ (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:
James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts